[ACE INA Letterhead]

January 15, 2016

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Chubb Corporation
Registration Statement on Form S-3ASR (File No. 333-188799)

Ladies and Gentlemen:

This letter constitutes an application by The Chubb Corporation (the “Company”) pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”) for an order permitting the Company to withdraw its Registration Statement on Form S-3ASR, including all exhibits thereto (File No. 333-188799), that was initially filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”). The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On January 14, 2016, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of June 30, 2015 (the “Merger Agreement”), by and among the Company, ACE Limited (now “Chubb Limited”), a company organized under the laws of Switzerland (“ACE”), and William Investment Holdings Corporation, a Delaware corporation and wholly owned subsidiary of ACE (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of ACE. Subsequently, on January 15, 2016, the Company merged with and into ACE INA Holdings Inc., a Delaware corporation and a wholly owned subsidiary of ACE. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

Please provide C. Andrew Gerlach of Sullivan & Cromwell LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (212) 558-3588. If you have any questions regarding this application, please contact C. Andrew Gerlach or Benjamin H. Weiner of Sullivan & Cromwell LLP at (212) 558-4789 and (212) 558-7861, respectively.

Sincerely,

The Chubb Corporation

(Registrant)

By: ACE INA Holdings Inc. as

successor to The Chubb Corporation

By: /s/ Kenneth Koreyva

Name: Kenneth Koreyva

Title: Chief Financial Officer

cc:	C. Andrew Gerlach
Benjamin H. Weiner
(Sullivan & Cromwell LLP)